787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 10, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attn: Filing Desk

Re:	Virtual Radiologic Corporation Registration Statement on Form S-1

Dear Ladies and Gentlemen:

In accordance with the requirements of the Securities Act of 1933, as amended (the “Act”), electronically transmitted herewith is a Registration Statement on Form S-1, together with exhibits (the “Registration Statement”), with respect to the public offering of shares of common stock, par value $0.001 per share, of Virtual Radiologic Corporation (the “Company”). The signature pages and consents have been manually executed prior to the time of this electronic filing and will be retained by the Company for five years.

In accordance with Rule 111 under the Act, Rule 13(c) of Regulation S-T promulgated under the Act and 17 CFR 202.3a, the Company has sent by wire transfer to the Commission’s lockbox depository the amount of $8,025.00, in payment of the required registration fee.

We advise the staff of the Securities and Exchange Commission (the “Staff”) that copies of the prospectus contained in this Registration Statement will not be made generally available to the public until after comments have been received from the Staff and an amendment to the Registration Statement has been filed to incorporate all information required by Section 10 of the Act (other than information permitted to be omitted by Rule 430A). Accordingly, share and per share data and all other required information relating to the offering will be added to the Registration Statement by amendment.

Pursuant to Rule 461 promulgated under the Act, the Staff is hereby notified that the Company and Goldman, Sachs & Co. (the “Managing Underwriter”) desire to make oral requests to the Staff requesting the acceleration of effectiveness of the Registration Statement. The Company and the

NEW YORK     WASHINGTON, DC     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

August 10, 2006

Managing Underwriter have indicated to the undersigned that each of them is aware of their respective obligations under the Act.

Please contact the undersigned at (212) 728-8542 or Daniel D. Rubino at (212) 728-8261 should you have any questions or comments regarding this matter.

Sincerely,

/s/ Corby J. Baumann

Corby J. Baumann

cc:	Sean Casey, Virtual Radiologic Corporation
George H. Frisch, Virtual Radiologic Corporation
Daniel D. Rubino, Esq.
Mark A. Cognetti, Esq.